I. Change in Ownership of Principal Shareholder

Please be advised of a change in the number of common shares owned by one of the major shareholders of KT Corporation (the “Company”). The change is as follows:

1. Details of Change

				No. of shares
Shareholder	Date of change	Reason of change*	Shares before change	changed	Shares after change
National Pension Service	December 31, 2009	Disposed in market	24,062,457	1,978,137	22,084,320

2. Details of Principal Shareholders

Shareholder	Shares owned	Percent of issued shares (%)
National Pension Service	22,084,320	8.46
KT Corporation (treasury shares)	17,915,340	6.86